Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management discussion and analysis (“MD&A”) of Cardiome Pharma Corp. (“Cardiome”, “we”, “us” or “our”) for the three months ended March 31, 2018 is as of May 14, 2018. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. As a foreign private issuer, Cardiome is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A should be read in conjunction with our unaudited interim consolidated financial statements for the three months ended March 31, 2018 and the related notes thereto. Our interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts are expressed in U.S. dollars unless otherwise indicated.

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and applicable Canadian securities laws regarding expectations of our future performance, liquidity and capital resources, as well as marketing plans, future revenues from sales of Aggrastat®, Xydalba™, Brinavess®, Zevtera®/Mabelio®, Trevyent®, Esmocard® and Esmocard Lyo®, the expected completion of the transition of global rights to vernakalant to Cardiome by Merck & Co., Inc., known as Merck Sharp & Dohme (“MSD”) outside Canada and the United States, whether we will receive, and the timing and costs of obtaining regulatory approvals in the United States, Europe and other countries, the clinical development of our product candidates, the anticipated milestone payments to Basilea Pharmaceutica International Ltd., the anticipated use of financial resources, the availability of future proceeds under the CRG Term Loan (as defined herein) and other non-historical statements, which are based on our current expectations and beliefs, including certain factors and assumptions, as described in our most recent Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to Cardiome, including our most recent Annual Report on Form 20-F filed with the United States Securities Exchange Commission (the “SEC”), and our most recent Annual Information Form, is available by accessing the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov or the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com.

EXPLANATORY NOTE

On March 19, 2018, Cardiome entered into an arrangement agreement with Cipher Pharmaceuticals Inc. ("Cipher") and Correvio Pharma Corp. ("Correvio") pursuant to which Cipher agreed to acquire the Canadian business portfolio of Cardiome in exchange for cash consideration of C$25.5 million, subject to shareholder approval. On May 9, 2018, the shareholders of Cardiome approved the transaction which closed on May 15, 2018. Pursuant to the arrangement, Cardiome shareholders received common shares, on a one-for-one ratio, of Correvio. Correvio obtained a substitution listing on Nasdaq and on the TSX and has succeeded to Cardiome's reporting obligations. This MD&A relates to the three months ended March 31, 2018, a period preceding the closing of the arrangement. Going forward and effective May 15, 2018, this MD&A will also relate to Correvio. See "Corporate Update – Arrangement Agreement".

OVERVIEW

Cardiome is a specialty pharmaceutical company dedicated to offering patients and healthcare providers innovative therapeutic options that effectively, safely, and conveniently manage acute medical conditions to improve health and quality of life. We strive to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. We currently have two marketed, in-hospital cardiology products, Aggrastat® and Brinavess®, which are commercially available in markets outside of the United States. We have licensed a European-approved antibiotic, Xydalba™ (dalbavancin) that we have launched commercially in Germany, the United Kingdom, France, Ireland, Finland and Sweden and we expect to commercialize in Belgium, the Netherlands, certain other European countries and select countries in the Middle East over time. We have also licensed Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community-acquired and hospital-acquired pneumonia, which is currently marketed in Germany, Italy, the United Kingdom, France, Austria and Switzerland. In addition, we have also licensed commercialization rights to a pre-registration drug/device combination product, Trevyent®, for the treatment of pulmonary arterial hypertension (“PAH”) in certain regions outside the United States and commercialization rights to cardiology products Esmocard® and Esmocard Lyo® (esmolol hydrochloride) in certain European countries.

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Aggrastat® (tirofiban hydrochloride) is a reversible GP IIb/IIIa inhibitor (an intravenous anti-platelet drug) for use in patients with Acute Coronary Syndrome. Aggrastat® is currently registered and approved in more than 60 countries worldwide. We acquired the marketing rights outside of the United States to Aggrastat® as part of the transaction in which we also acquired Correvio LLC and its subsidiaries, a privately held pharmaceutical company headquartered in Geneva, Switzerland, in November 2013.

Xydalba™ (dalbavancin) was approved by the European Medicines Agency (the “EMA”) in February 2015 as a treatment for Acute Bacterial Skin and Skin Structure Infections (“ABSSSI”) in adults. Dalbavancin is commercialized under the trade name Xydalba™ in certain countries outside the United States and Dalvance® in the United States.

Brinavess® (vernakalant (IV)) was approved in the European Union in September 2010 and is currently registered and approved in over 50 countries for the rapid conversion of recent onset atrial fibrillation (“AF”) to sinus rhythm in adults, for non-surgery patients with AF of seven days or less and for use in post-cardiac surgery patients with AF of three days or less. Brinavess® is mentioned as a first-line therapy in the European Society of Cardiology AF guidelines for the cardioversion of recent onset AF in patients with no, or minimal/moderate, structural heart disease.

Both Aggrastat® and Brinavess® are commercially available outside of the United States, through our own direct sales force in Europe as well as through our global distributor and partner network. We have a comprehensive global distributor and partner network that allows our products to be commercialized in many countries worldwide.

Zevtera®/Mabelio® (ceftobiprole medocaril sodium) is a cephalosporin antibiotic for intravenous administration with rapid bactericidal activity against a wide range of Gram-positive and Gram-negative bacteria, including methicillin-susceptible and resistant Staphylococcus aureus (MSSA, MRSA) and susceptible Pseudomonas spp. Ceftobiprole is currently approved for sale in 13 European countries and several non-European countries for the treatment of adult patients with community-acquired pneumonia (CAP) and hospital-acquired pneumonia (HAP), excluding ventilator-associated pneumonia (VAP).

Trevyent® (treprostinil sodium) is a development stage drug/device combination product that combines SteadyMed Ltd’s (“SteadyMed”) PatchPump technology, a drug delivery device, with treprostinil, a vasodilatory prostacyclin analogue to treat PAH. PatchPump is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture.

Esmocard® (esmolol hydrochloride) is indicated for the treatment of supraventricular tachycardia (except for pre-excitation syndromes) and for the rapid control of the ventricular rate in patients with AF or atrial flutter in perioperative, postoperative, or other circumstances where short-term control of the ventricular rate with a short-acting agent is desirable. Esmocard® is also indicated for tachycardia and hypertension occurring in the perioperative phase and non-compensatory sinus tachycardia where, in the physician’s judgement, the rapid heart rate requires specific intervention. Esmocard® is not intended for use in chronic settings.

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Aggrastat®

Aggrastat® contains tirofiban hydrochloride, which is a reversible GP IIb/IIIa inhibitor for use in indicated Acute Coronary Syndrome patients. Aggrastat® is used to help assist the blood flow to the heart and to prevent chest pain and/or heart attacks (both ST-segment elevation myocardial infarction (“STEMI”), and non-ST-elevation acute myocardial infarction(“NSTE-ACS”)). It works by preventing platelets, cells found in the blood, from forming into blood clots within the coronary arteries and obstructing blood flow to the heart muscle which can result in a heart attack. The medicine may also be used in patients whose heart vessels are dilated with a balloon (percutaneous coronary intervention), a procedure used to open up blocked or obstructed arteries in the heart in order to improve the blood flow to the heart muscle (myocardium) with or without the placement of a coronary stent. Aggrastat® is administered intravenously, and has been on the market for many years.

Applications for the extension of the indication statement for Aggrastat® are continuing worldwide. In July 2017, we received approval in Canada of a high dose bolus regimen for Aggrastat®. In January 2018, we announced a label expansion for Aggrastat® in China to include patients with STEMI. In addition, a high dose bolus regimen for Aggrastat® was approved in China.

In December 2017, we announced the signing of a license and distribution agreement with ZAO Firma Euroservice that will advance Aggrastat® towards commercialization in Russia.

Xydalba™

In May 2016, we announced the execution of an exclusive license agreement with Allergan plc (“Allergan”), for the rights to commercialize dalbavancin (branded Dalvance® in the United States, where it is marketed by Allergan, and XydalbaTM in the rest of the world) in the United Kingdom, Germany, France, Denmark, Iceland, Finland, Malta, Norway, Sweden, Belgium, the Netherlands, Luxemburg, Ireland, Switzerland, Canada and certain countries in the Middle East. XydalbaTM fits Cardiome’s commercial footprint as a differentiated specialty pharmaceutical company focused on commercializing proprietary growth pharmaceuticals in Europe. In December 2016, we initiated the launch of Xydalba™ in the United Kingdom and Germany and in February 2017, we initiated the launch of Xydalba™ in France. In June 2017, we announced that we entered into a license and distribution agreement with Tzamal Medical Ltd. to advance the commercialization of XydalbaTM in Israel. In October 2017, we initiated the launch of Xydalba™ in Sweden, Finland and the Republic of Ireland.

Xydalba™ is a second generation, semi-synthetic lipoglycopeptide. Xydalba™ is the first and only IV antibiotic approved in Europe for the treatment of ABSSSI with a single dose regimen of 1500 mg administered over 30 minutes or a two-dose regimen of 1000 mg followed one week later by 500 mg, each administered over 30 minutes. This dosing regimen makes it possible to treat patients with ABSSSI in an outpatient setting, avoiding hospitalization or potentially allowing earlier discharge, without compromising efficacy. Xydalba™ demonstrates bactericidal activity in vitro against a range of Gram-positive bacteria, such as Staphylococcus aureus (including methicillin-resistant, also known as MRSA, strains) and Streptococcus pyogenes, as well as certain other streptococcal species.

Brinavess®

North America

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In December 2006, our former partner, Astellas Pharma US, Inc. (“Astellas”), filed a New Drug Application (“NDA”) for vernakalant (IV) with the U.S. Food and Drug Administration (“FDA”). In August 2008, the FDA notified Astellas that the application was approvable. After discussions between the FDA and Astellas, a confirmatory Phase 3 clinical trial (“ACT 5") was initiated in October 2009 under a Special Protocol Assessment. In October 2010, a clinical hold was placed on ACT 5 following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with AF who received vernakalant (IV). The ACT 5 study was terminated. In 2013, when sponsorship of the U.S. Investigational New Drugs (“INDs”) for vernakalant (IV) and vernakalant (oral) and the NDA for vernakalant (IV) were transferred to us from MSD, we initiated discussions with the FDA to determine the next steps for the development of vernakalant (IV) in the United States. Following completion of additional nonclinical studies earlier this year, we proposed resubmission of the NDA based on six years of accumulated safety data from sales of Brinavess® in 33 countries, augmented by interim results from over 1,100 patients enrolled in the post-approval safety study being conducted in Europe. In August 2017, we received the FDA’s Cardiorenal Division response indicating that they did not agree that the data supported NDA resubmission. The program remains on clinical hold pending agreement of a suitable development path. We intend to continue discussions with the FDA on possible paths forward regarding the vernakalant (IV) program. We do not plan on pursuing any further development of the vernakalant (oral) program.

In December 2015, we announced the filing of a New Drug Submission (“NDS”) with Health Canada’s Therapeutic Products Directorate (the “TPD”) seeking Canadian approval of vernakalant (IV) for the rapid conversion of recent onset AF to sinus rhythm in adults with AF for up to seven days. On March 14, 2017, we announced that Brinavess® received a Notice of Compliance from Health Canada which enables us to begin commercializing Brinavess® in Canada. In June 2017, we announced our launch of Brinavess® in Canada.

Rest of World (Outside North America)

In April 2009, we entered into two collaboration and license agreements (the “Collaboration Agreements”) with MSD for the development and commercialization of vernakalant. The Collaboration Agreements provided an affiliate of MSD with exclusive rights outside of North America to vernakalant (IV).

Under the terms of the Collaboration Agreements, MSD paid us an initial fee of $60 million. In addition, we were eligible to receive up to an additional $200 million in payments, of which we received $45 million. In July 2009, MSD submitted a Marketing Authorization Application (“MAA”) to the EMA seeking marketing approval for vernakalant (IV) in the European Union. In September 2010, vernakalant (IV) received marketing approval under the trade name Brinavess® in the European Union, Iceland and Norway. After receipt of marketing approval, MSD began its commercial launch of Brinavess® in a number of European countries.

In September 2012, MSD gave notice to us of its termination of the Collaboration Agreements. In April 2013 we took responsibility for worldwide sales, marketing, and promotion of vernakalant (IV) and in September 2013 we completed the transfer of commercialization responsibility for Brinavess® in the European Union and of the responsibility to complete the post-marketing study for Brinavess®.

In September 2013, we entered into an agreement with MSD for the continued transfer of marketing authorizations. On a per country basis, regulatory and commercialization responsibilities have been transferred to us upon agencies’ approvals of marketing authorization transfers.

In December 2014, Eddingpharm (Asia) Macao Commercial Offshore Limited (“Eddingpharm”) acquired rights to develop and commercialize Brinavess® in China, Taiwan, and Macau and to re-launch Brinavess® in Hong Kong. Eddingpharm will be responsible for any clinical trials and regulatory approvals required to commercialize Brinavess® in the countries covered by the agreement. Under the terms of the agreement, Eddingpharm agreed to an upfront payment of $1 million and specific annual commercial goals for Brinavess®. We are also eligible to receive regulatory milestone payments of up to $3 million.

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In January, March and December 2016, we filed MAAs with the Kingdom of Saudi Arabia’s Saudi Food and Drug Authority, the United Arab Emirates’ Ministry of Health, and the South Korea Ministry of Food and Drug Safety, respectively, seeking approval of Brinavess®.

In November 2017, we announced the launch of Brinavess® in South Africa as well as the signing of a license and distribution agreement with ATCO Laboratories Limited that will advance Brinavess® towards commercialization in Pakistan.

Clinical Development and Post-Approval Studies

We are conducting a post-approval safety study in the European Union as part of our follow-up measures with the EMA. This 2,000-patient observational study will collect information about patients receiving Brinavess®, to characterize the normal use and dosing of the product, and to provide better estimates of the incidence of medically significant health outcomes of interest. On April 17, 2018, we announced that we completed enrollment in the post-approval safety study. The full study report will be available in the third quarter of 2018.

Zevtera®/Mabelio®

In September 2017, we entered into a distribution and license agreement with Basilea Pharmaceutica International Ltd. (“Basilea”), for the rights to commercialize Zevtera®/Mabelio® (ceftobiprole medocaril sodium) in 34 European countries and Israel. Zevtera®/Mabelio® is a cephalosporin antibiotic for intravenous administration with rapid bactericidal activity against a wide range of gram-positive and gram-negative bacteria, including methicillin-susceptible and resistant Staphylococcus aureus (MSSA, MRSA) and susceptible Pseudomonas spp. Zevtera®/Mabelio® is currently approved for sale in 13 European countries and several non-European countries for the treatment of adult patients with community-acquired pneumonia (CAP) and hospital-acquired pneumonia (HAP), excluding ventilator-associated pneumonia (VAP). As consideration for the rights and licenses granted, we made an upfront payment of CHF 5.0 million ($5.2 million) to Basilea. Additional payments will be due to Basilea upon the achievement of various milestones. Royalty payments may also be due to Basilea based on achievement of pre-determined levels of annual net sales.

Trevyent®

In June 2015, we entered into an exclusive license and supply agreement (the “License Agreement”) with SteadyMed to commercialize the development-stage product Trevyent® (treprostinil) in Europe, Canada and the Middle East. Pursuant to the License Agreement, SteadyMed granted us an exclusive royalty-bearing license to commercialize Trevyent® in Europe, Canada and the Middle East if Trevyent® is approved for the treatment of pulmonary arterial hypertension (“PAH”) in such regions. Under the License Agreement, SteadyMed will receive up to $12.3 million in connection with regulatory and sales milestones, including an upfront payment of $3 million. We have agreed to pay to SteadyMed a transfer price on finished goods and a scaling double-digit royalty on future Trevyent® sales.

PAH is a type of high blood pressure that occurs in the right side of the heart and in the arteries that supply blood to the lungs. PAH worsens over time and is life-threatening because the pressure in a patient’s pulmonary arteries rises to dangerously high levels, putting a strain on the heart. There is no cure for PAH, but several medications are available to treat symptoms, such as Remodulin® (treprostinil sodium), the market-leading prostacyclin PAH therapy.

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Trevyent® is a development stage drug/device combination product that combines SteadyMed’s PatchPump technology with treprostinil, a vasodilatory prostacyclin analogue to treat PAH. PatchPump is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture.

In January 2016, we announced that the EMA approved our request to review Trevyent® under the Centralised Authorisation Procedure drug review process. This procedure results in a single marketing authorization that is valid in all 28 European Union countries and three European Economic Area countries.

In April 2017, we announced that SteadyMed completed a successful clinical study of Trevyent®. The study enrolled 60 healthy adult volunteers in an in-clinic setting designed to examine the performance of the PatchPump used by Trevyent®. The goals of the study were to evaluate the safety and performance functions of the PatchPump delivery system as well as the tolerability of the on-body application of the product. According to SteadyMed, the results indicated that the PatchPump devices performed as intended in all categories of evaluation, including dose accuracy and precision.

In July 2017, we announced that SteadyMed submitted an NDA to the FDA for Trevyent® in the United States. On August 31, 2017, SteadyMed announced that they received a Refusal to File (“RTF”) letter from the FDA relating to the NDA. On September 28, 2017, SteadyMed announced that they had submitted a Type A Meeting Request and Briefing Document to the FDA in response to the RTF. On December 8, 2017, SteadyMed announced that they had received final minutes from the FDA on the work necessary to resubmit its NDA. SteadyMed expects NDA submission to occur before the end of 2018. We plan to submit regulatory filings for Trevyent® in Europe shortly following SteadyMed’s NDA resubmission to the FDA.

Esmocard® and Esmocard Lyo®

In May 2015, we entered a commercialization agreement with AOP Orphan Pharma (“AOP”) to sell AOP’s cardiovascular products, Esmocard® and Esmocard Lyo® in Italy, France and Belgium.

Esmocard® is indicated for the treatment of supraventricular tachycardia (except for pre-excitation syndromes) and for the rapid control of the ventricular rate in patients with AF or atrial flutter in perioperative, postoperative, or other circumstances where short-term control of the ventricular rate with a short-acting agent is desirable. Esmocard® is also indicated for tachycardia and hypertension occurring in the perioperative phase and non-compensatory sinus tachycardia where, in the physician’s judgement the rapid heart rate requires specific intervention. Esmocard® is not intended for use in chronic settings.

Supraventricular tachycardia refers to a rapid heart rhythm of the upper heart chambers (atria). Electrical signals in the atria fire abnormally, which interfere with electrical signals coming from the sinoatrial node - the heart’s natural pacemaker. A series of early beats in the atria speeds up the heart rate. The rapid heartbeat does not allow enough time for the heart to fill before it contracts so blood flow to the rest of the body is compromised.

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Product Portfolio

The following table summarizes our portfolio of products:

Program	Stage of Development
Aggrastat® outside of the United States	Approved in more than 60 countries worldwide.
Xydalba™	Centrally approved in the European Union. Pre-registration in Switzerland, Canada and the Middle East.
Brinavess® outside of the United States	Approved in approximately 50 countries worldwide, including those in the European Union and Canada.

Brinavess® U.S.	On clinical hold.
Zevtera®/Mabelio®	Approved in 13 European countries and several non-European countries.
Trevyent®	Pre-registration worldwide. NDA resubmission to the FDA by SteadyMed expected to occur before the end of 2018.

Esmocard® and Esmocard Lyo®	Approved in Europe.

CORPORATE UPDATE

Arrangement Agreement

On March 19, 2018, we entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Cipher and Correvio, a newly formed Canadian subsidiary of Cardiome, pursuant to which Cipher will acquire our Canadian business portfolio by way of a court approved plan of arrangement under the CBCA (the “Arrangement”).

Pursuant to the Arrangement, Cipher acquired all of the issued and outstanding shares of Cardiome following a restructuring of Cardiome, and Cardiome shareholders received common shares, on a one-for-one ratio, of Correvio, which acquired and held all of our pre-transaction assets, excluding the Canadian business portfolio being acquired by Cipher under the Arrangement.

Our board of directors had previously unanimously approved the Arrangement Agreement and unanimously determined that the Arrangement was fair to our shareholders and was in our best interests.

Pursuant to the Arrangement, among other steps and procedures, the following transactions occurred:

•	All of our outstanding common shares were assigned and transferred to Correvio in exchange for common shares of Correvio. Following the completion of the share exchange, each of our former shareholders will hold the same pro rata interest in Correvio as it held in us immediately prior to such share exchange.

•	All of our assets and liabilities, other than the Canadian business portfolio acquired by Cipher, was transferred to and assumed by Correvio.

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•	Cipher acquired all of our outstanding common shares which were then 100% owned by Correvio and held only the Canadian business portfolio, for cash consideration of Cdn.$25.5 million.

On May 9, 2018, we received shareholder approval in favor of the Arrangement Agreement. The transaction closed on May 15, 2018 and we received C$24.5 million immediately upon closing. We will also receive C$1.0 million in increments of C$0.25 million in each of the four successive quarters subsequent to closing.

Amendment to the Term Loan Agreement with CRG-Managed Funds

On May 11, 2017, we amended the terms of our term loan agreement (the “first amendment”) with CRG-managed funds (the “CRG Term Loan”). Under the terms of the amended agreement, up to $50.0 million is available to us consisting of four tranches bearing interest at 13% per annum. The first tranche of $20.0 million was drawn on June 13, 2016 when we entered into the original term loan agreement and was used to extinguish existing long-term debt from Midcap Financial LLC (“Midcap”) and for general corporate purposes. A second tranche of $10.0 million was drawn on the date of the first amendment. A third tranche of $10.0 million was drawn on August 8, 2017. A fourth tranche of up to $10.0 million in increments of $5.0 million was available to us on or prior to March 31, 2018 if we were able to reach certain revenue milestones.  Notwithstanding the foregoing, the fourth tranche may be available to us if we and CRG mutually agree on a business development transaction. The loan matures on March 31, 2022. Under the terms of the agreement, an interest-only period is provided such that principal repayment begins in June 2020. If certain revenue milestones are met by us, the interest-only period may be extended such that there is only one principal payment at maturity.

Under the first amendment, interest is payable on a quarterly basis through the full term of the loan. Interest payments may be split, at our option, between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans until March 31, 2020. Subsequent to March 31, 2020, interest shall be payable entirely in cash. If certain revenue milestones are met by us, the period in which we, at our option, may split our interest payments between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans may be extended to March 31, 2022. On the maturity date, a back-end facility fee of 8% of the aggregate amount of the term loan, including any paid in-kind interest, will be payable to CRG. During the three months ended March 31, 2018, we accrued in-kind interest of $0.4 million.

In consideration for the first amendment, 700,000 warrants with a strike price of $4.00 per common share were issued to CRG as of the date of the first amendment. The warrants may also be exercised on a “net” or “cashless” basis and have a term of 5 years.

We are required to meet certain annual revenue covenants, starting with the year ending December 31, 2016. If the revenue covenants are not met, we may exercise a cure right within 90 days of year-end by issuing additional common shares in exchange for cash or by borrowing subordinated debt in an amount equal to two times the difference between the minimum required revenue and our revenue. The cash received from the cure right would be used to repay the principal.

On March 27, 2018, we entered into an agreement with CRG to amend the terms of the loan to adjust the annual revenue covenants (the “second amendment”). In consideration for the second amendment, we issued 800,000 warrants with a strike price of $2.50 per common share to CRG as of the date of the second amendment. The warrants may also be exercised on a “net” or “cashless” basis and have a term of 5 years. We were in compliance with the amended annual revenue covenants for the years ended December 31, 2017 and 2016. We are also required to meet an ongoing minimum liquidity covenant. As of the date of this MD&A, we have been in compliance with this minimum liquidity covenant.

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Termination of Purchase Agreement with Lincoln Park Capital Fund, LLC

On December 22, 2016, we filed an amendment to our prospectus supplement dated March 7, 2016 in connection with an amendment to our Purchase Agreement dated January 12, 2016 (as amended, the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”).

Under the terms of the Purchase Agreement, we could sell to LPC, at our sole discretion from time to time, up to 4,027,453 common shares for an aggregate offering amount of up to $20.0 million until December 31, 2018, subject to the conditions and limitations set forth in the Purchase Agreement. The purchase price of any common shares sold to LPC was based on the then prevailing market prices of the common shares. We could terminate the Purchase Agreement at any time, at our sole discretion, without any monetary cost or penalty to us upon one business day’s written notice to LPC. Our closing share price had to be equal to or greater than $1.00 in order for a purchase to be effected.

We did not sell any common shares to LPC during the three months ended March 31, 2018. On April 9, 2018, we terminated the Purchase Agreement.

Termination of Amended and Restated At-the-Market Issuance Sales Agreement

We filed a prospectus supplement on March 7, 2016 pertaining to sales under the previously-announced Amended and Restated At-the-Market Issuance Sales Agreement dated March 7, 2016 (the “Sales Agreement”) with FBR Capital Markets & Co. (“FBR”) and MLV & Co. LLC (“MLV”).

Under the terms of the Sales Agreement, we could sell through at-the-market offerings, with FBR and MLV as agents, such common shares as would have an aggregate offer price of up to $30.0 million. FBR and MLV, at our discretion and instruction, were required to use their commercially reasonable efforts to sell the common shares at market prices.

We did not sell any common shares under the Sales Agreement during the three months ended March 31, 2018. On April 9, 2018, we terminated the Sales Agreement.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated data for the three months ended March 31, 2018 and 2017 and as at March 31, 2018 and December 31, 2017 as follows:

(In thousands of U.S. dollars, except as	Three months ended March 31
otherwise stated)	2018	2017
Statement of operations data:
Revenue	$6,543	$5,199
Operating loss	(7,615)	(5,492)
Net loss	(8,460)	(6,333)

Loss per share – basic and diluted (in dollars)	$(0.24)	$(0.20)

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	As at
	March 31, 2018	December 31, 2017
Balance sheet data:
Total assets	$59,077	$66,812
Long-term debt, net of unamortized debt issuance costs and discount	39,210	40,000

RESULTS OF OPERATIONS

Three Months Ended March 31, 2018 Compared to Three Months Ended March 31, 2017

We recorded a net loss of $8.5 million (basic loss per share of $0.24) for the three months ended March 31, 2018 compared to a net loss of $6.3 million (basic loss per share of $0.20) for the three months ended March 31, 2017. The increase in net loss was due primarily to an increase in selling, general and administration (“SG&A”) expense, and an increase in interest expense partially offset by an increase in revenue.

Revenue

Revenue is earned through the sale of our commercialized products. Revenue may fluctuate between periods based on the timing of large and infrequent distributor orders. These distributor orders may impact both quarterly and annual revenue figures, and the related variance compared to prior periods, because a large order may comprise a relatively large proportion of the period’s total revenue. As a result, changes in revenues on a period-to-period basis may not provide a clear indication of actual sales trends.

Revenue for the three months ended March 31, 2018 was $6.5 million compared to revenue of $5.2 million for the three months ended March 31, 2017. The increase in revenue was primarily attributable to the commercial rollout of XydalbaTM and sales of Zevtera®/Mabelio®, which we acquired from Basilea in the third quarter of 2017. For the three months ended March 31, 2018, revenue from our cardiology products (Aggrastat®, Brinavess® and Esmocard®) was $5.2 million and revenue from our antibiotic products (XydalbaTM and Zevtera®/Mabelio®) was $1.3 million. For the three months ended March 31, 2017, revenue from our cardiology products accounted for all $5.2 million of our total revenue.

Gross Margin

Gross margin for the three months ended March 31, 2018 was 64.8%, compared to 68.5% for the three months ended March 31, 2017. The fluctuation in gross margin is primarily due to changes in product mix as we had a higher percentage of revenues from our antibiotic products during the three months ended March 31, 2018.

Selling, General & Administration Expense

SG&A expense for the three months ended March 31, 2018 was $10.9 million compared to $8.2 million for the three months ended March 31, 2017. The increase in SG&A expense was primarily due to expansion of our direct sales force in Europe related to the launch of our antibiotic products. Additionally, we incurred business development and transaction costs in connection with the Arrangement Agreement.

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Interest Expense

Interest expense was $1.1 million for the three months ended March 31, 2018 compared to $0.8 million for the three months ended March 31, 2017. The increase was primarily due to interest being accrued on a higher long-term debt principal amount during the three months ended March 31, 2018.

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2017. The selected financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

	Three months ended
(In thousands of U.S. dollars except per share amounts)	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017

Revenue	$6,543	$7,034	$6,021	$5,754
Cost of goods sold	2,301	1,931	1,488	1,721
Selling, general and administration	10,902	10,417	8,481	9,576
Interest expense	1,063	1,899	1,762	1,247
Other expense on modification of long-term debt	-	-	29	1,422
Net loss	(8,460)	(8,343)	(6,623)	(8,512)
Loss per share – basic and diluted	(0.24)	(0.24)	(0.20)	(0.26)

	Three months ended
(In thousands of U.S. dollars except per share amounts)	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016

Revenue	$5,199	$7,018	$5,237	$5,911
Cost of goods sold	1,636	1,858	1,342	1,685
Selling, general and administration	8,220	9,098	7,170	7,977
Interest expense	787	828	865	445
Loss on extinguishment of long-term debt	-	-	-	1,402
Net loss	(6,333)	(5,587)	(5,284)	(7,514)
Loss per share – basic and diluted	(0.20)	(0.18)	(0.19)	(0.37)

Variations in our revenue, expense and net loss for the periods above resulted primarily from the following factors:

In the third quarter of 2016, our net loss decreased by approximately $2.2 million to $5.3 million, or a basic loss per share of $0.19. The decrease in net loss from the prior quarter was mainly driven by the $1.4 million loss incurred in the prior quarter on the extinguishment of our term loan facility with Midcap and the impact of foreign exchange translation.

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In the fourth quarter of 2016, our net loss increased by approximately $0.3 million to $5.6 million, or a basic loss per share of $0.18. The slight increase in net loss from the prior quarter was driven by an increase in SG&A expense offset by an increase in revenue and gross margin. The increase in SG&A expense was primarily due to costs related to the launch of XydalbaTM, additional medical studies, and an increase in legal costs associated with business development activities.

In the first quarter of 2017, our net loss increased by approximately $0.7 million to $6.3 million, or a basic loss per share of $0.20. The increase in net loss from the prior quarter was driven by a decrease in revenue offset partially by a decrease in SG&A expense. The decrease in revenue was due to the timing of distributor sales.

In the second quarter of 2017, our net loss increased by approximately $2.2 million to $8.5 million, or a basic loss per share of $0.26. The increase in net loss from the prior quarter was due to expenses incurred on the modification of the CRG Term Loan and an increase in SG&A expense. We incurred investment banking, legal and other expenses of $1.4 million in connection with the modification of the CRG Term Loan. The increase in SG&A expense was due to an increase in stock-based compensation expense from the prior quarter.

In the third quarter of 2017, our net loss decreased by approximately $1.9 million to $6.6 million, or a basic loss per share of $0.20. The decrease in net loss from the prior quarter was primarily due to one-time expenses we incurred in the prior quarter on the modification of the CRG Term Loan. In addition, our revenues and gross margin increased and our SG&A expense decreased from the prior quarter. The decrease in SG&A expense was due to a decrease in stock-based compensation expense from the prior quarter.

In the fourth quarter of 2017, our net loss increased by approximately $1.7 million to $8.3 million, or a basic loss per share of $0.24. The increase in net loss from the prior quarter was due to an increase in our SG&A expense. The increase in SG&A was due non-recurring compensation related to severance payments made to former employees, an increase in fees associated with business development activities and costs associated with the expansion of Zevtera®/Mabelio® which we acquired in September 2017.

In the first quarter of 2018, our net loss increased by approximately $0.2 million to $8.5 million, or a basic loss per share of $0.24. The slight increase in net loss from the prior quarter was due to a decrease in our gross margin as well as an increase in SG&A due to transaction costs associated with the Arrangement Agreement.

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LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash flow generated from sales of our products, the issuance of common shares, and debt financing.

Cash Flows

Sources and Uses of Cash

(in thousands of U.S. dollars)	For the Three Months Ended March 31
	2018	2017
Cash used in operating activities	$(8,528)	$(6,648)
Cash used in investing activities	(202)	(12)
Cash provided by (used in) financing activities	216	(580)
Effect of foreign exchange rate on cash, cash equivalents and restricted cash	91	75
Net increase (decrease) in cash, cash equivalents and restricted cash	$(8,432)	$(7,165)

At March 31, 2018, we had $15.8 million in cash, cash equivalents and restricted cash, compared to $24.2 million at December 31, 2017. The decrease in cash, cash equivalents and restricted cash for the three months ended March 31, 2018 was mainly attributable to $8.5 million of cash used in operating activities.

Cash used in operating activities for the three months ended March 31, 2018 was $8.5 million, an increase of $1.9 million from $6.6 million for the three months ended March 31, 2017. The increase in cash used was primarily due to an increase in SG&A and the timing of the collection of accounts receivable partially offset by a reduction in inventory.

Cash used in investing activities for the three months ended March 31, 2018 was $0.2 million and related to the purchase of equipment in connection with the expansion of our office space. Cash used in investing activities for the three months ended March 31, 2017 related to the incurrence of patent costs and was not significant.

Cash provided by financing activities for the three months ended March 31, 2018 was $0.2 million, which was comprised of stock option exercises. Cash used in financing activities for the three months ended March 31, 2017 was $0.6 million and was for the payment of our deferred consideration. We repaid our deferred consideration in full during the third quarter of 2017.

Funding Requirements

We expect to devote financial resources to our operations, sales and commercialization efforts, regulatory approvals and business development. We will require cash to fund operations, pay interest and make principal payments on the CRG Term Loan.

Our future funding requirements will depend on many factors including:

•	the cost and extent to which we will be successful in obtaining reimbursement for our products in additional countries where they are currently approved;

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•	the cost and outcomes of regulatory submissions and reviews for approval of our products in additional countries;
•	the extent to which our products will be commercially successful globally;
•	the extent to which Aggrastat® sales will remain stable as it faces generic competition in certain markets;
•	the future development plans for our products in development;
•	the consummation of suitable business development opportunities;
•	the extent to which we elect to develop, acquire or license new technologies, products or businesses;
•	the size, cost and effectiveness of our sales and marketing programs; and
•	the consummation, continuation or termination of third-party manufacturing, distribution and sales and marketing arrangements.

As of March 31, 2018, we had $13.6 million in cash and cash equivalents, compared to $22.1 million at December 31, 2017. We have a history of incurring operating losses and negative cash flows from operations. We expect to have sufficient capital to fund our current planned operations during the next twelve-month period but will not retain sufficient cash to meet our minimum liquidity requirements under the CRG Term Loan. These factors raise substantial doubt about our ability to continue as a going concern within one year from the financial statements issuance date.

On May 9, 2018, we received shareholder approval for the Arrangement Agreement, and on May 15, 2018, the transaction closed. We received C$24.5 million on closing. We will also receive C$1.0 million in increments of $0.25 million in each of the four successive quarters subsequent to closing.

Contractual Obligations

As of March 31, 2018, and in the normal course of business, we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of U.S. dollars)	2018	2019	2020	2021	2022	There- after	Total
Commitments for clinical and other agreements	$6,544	$459	$398	$36	-	-	$7,437
Supplier purchase commitment	171	171	171	-	-	-	513
CRG Term Loan (1)	-	-	15,445	20,593	8,443	-	44,481
Interest expense on CRG Term Loan (2)	4,089	5,429	4,930	2,368	167	-	16,983
Operating lease obligations	537	688	591	195	196	375	2,582
Total	$11,341	$6,747	$21,535	$23,192	$8,806	$375	$71,996

 (1) Based on draws as of the date of this MD&A and assuming continued compliance with all covenants.

(2) Based on draws as of the date of this MD&A and does not include interest expense on other amounts that can be drawn. Based on the assumption that all interest is paid in cash.

Outstanding Share Capital

As of May 14, 2018, there were 34,871,471 common shares issued and outstanding, and 3,589,057 common shares issuable upon the exercise of outstanding stock options (of which 1,820,474 were exercisable) at a weighted average exercise price of CAD $5.00 per share.

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CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP. The accounting policies and methods of computation applied in the consolidated interim financial statements as at and for the three months ended March 31, 2018 are the same as those applied in the audited annual financial statements as at and for the year ended December 31, 2017, except as described below.

On January 1, 2018, we adopted the new accounting standard ASC 606, Revenue from Contracts with Customers and all the related amendments (“new revenue standard”) to all contracts using the modified retrospective method.  We recognized the cumulative effect of applying the new revenue standard as an adjustment to the opening balance of retained earnings.  The comparative information will not be restated and will continue to be reported under the accounting standards in effect for those periods.  We do not expect the adoption of the new revenue standard to have a material impact to our statement of operations and comprehensive loss and to our statement of cash flows on an ongoing basis. A majority of our revenue continues to be recognized when products are shipped from our warehousing and logistics facilities.  There is expected to be no changes to the treatment of cash flows and cash will continue to be collected in line with contractual terms under the new revenue standard. The cumulative effect of the adoption of the new revenue standard on our consolidated January 1, 2018 balance sheet is summarized in the following table:

	December 31, 2017	Adjustments	January 1, 2018

Deferred revenue	$2,502	$300	$2,802
Deficit	$(392,865)	$(300)	$(393,165)

The transition adjustment arose from our treatment of an upfront payment we received from one of our distributors for the rights to distribute one of our commercialized products.  The upfront payment was previously amortized immediately upon receipt over a 10-year term.  Under the new revenue standard, the upfront payment has been deferred.

We make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, impairment of long-lived assets, amortization, stock-based compensation and other stock-based payments. We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from our estimates. The discussion on the accounting policies and estimates that require management’s most difficult, subjective and complex judgments, and which are subject to a degree of measurement uncertainty, can be found on pages 17 to 18 of our annual MD&A for the year ended December 31, 2017, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Recent Accounting Pronouncements

Simplifying the Test for Goodwill Impairment

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment”. ASU 2017-04 eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the goodwill impairment. The goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We are evaluating the revised guidance to determine if there will be any impact on our consolidated financial statements.

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Leases

In February 2016, the FASB issued ASU 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. The accounting for lessors will remain largely unchanged from the existing accounting standards. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We are evaluating the new guidance to determine whether there will be any impact on our consolidated financial statements.

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2018 and 2017, we incurred expenses for consulting services provided by a company owned by one of our officers. The amounts charged were recorded at their exchange amounts and were subject to normal trade terms. For the three months ended March 31, 2018 and 2017, we incurred expenses of $0.1 million and $0.04 million, respectively, for services provided by the consulting company relating to general corporate matters. Included in accounts payable and accrued liabilities at March 31, 2018 and 2017 was $0.1 million owing to the consulting company. There are ongoing contractual obligations as we have a contract in place with the consulting company in which we are committed to pay the consulting company $0.2 million annually in exchange for consulting services relating to general corporate matters.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

INTERNAL CONTROL OVER FINANCIAL REPORTING

We did not make any changes in our internal control over financial reporting during the three months ended March 31, 2018 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events occurring. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. At March 31, 2018, our cash and cash equivalents were primarily held as cash, the majority of which was denominated in U.S. dollars. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows. We are exposed to interest rate cash flow risk on our cash and cash equivalents as these instruments bear interest based on current market rates.

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